SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)*

                             CRESUD S.A.C.I.F. y A.
                           ---------------------------
                                (Name of Issuer)

                   Common Stock, Par Value 1.00 Peso per Share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   226406106
                                  ------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 9, 1998
                             ---------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         (Continued on following pages)
                               Page 1 of 12 Pages

                                                              Page 2 of 12 Pages


                                  SCHEDULE 13D

CUSIP No. 226406106


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)   [ ]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 26,481,848
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   26,481,848
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            26,481,848

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    21.31%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 12 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 26,481,848
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   26,481,848
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            26,481,848

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                          [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            21.31%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 12 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)   [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 26,481,848
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   26,481,848
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            26,481,848

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                     [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    21.31%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 12 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)    [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 26,481,848
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   26,481,848
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            26,481,848

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                         [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    21.31%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 12 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)   [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  26,481,848
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            26,481,848

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            26,481,848

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                         [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    21.31%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 12 Pages

                                  SCHEDULE 13D

CUSIP No. 226406106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)       [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  26,481,848
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            26,481,848

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            26,481,848

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                         [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    21.31%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 12 Pages

                  This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, par value 1.00 Peso per share (the "Shares"), of Cresud S.A.C.I.F. y A. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D dated April 3, 1997 and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 2 is being filed by the Reporting Persons to report that as a result of the recent disposition of Shares of the Issuer, the number of Shares of which certain of the Reporting Persons may be deemed to be the beneficial owners has decreased by more than one percent. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       Quantum Industrial Partners LDC ("QIP");

         ii)      QIH Management Investor, L.P. ("QIHMI");

         iii)     QIH Management, Inc. ("QIH Management");

         iv)      Soros Fund Management LLC ("SFM LLC");

         v)       Mr. George Soros ("Mr. Soros"); and

         vi)      Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").


                  This Statement relates to the Shares held for the account of QIP. Updated information concerning the Managing Directors of SFM LLC is attached hereto as Annex A.


Item 5.           Interest in Securities of the Issuer.

                  (a) Each of the Reporting Persons may be deemed the beneficial owner of the 26,481,848 Shares held for the account of QIP (approximately 21.31% of the total number of Shares outstanding).

                  (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 26,481,848 Shares held for the account of QIP.

                      (ii) Each of Mr. Soros and Mr. Druckenmiller, as a result of their positions with SFM LLC, may be deemed to have shared power to direct the voting and disposition of the 26,481,848 Shares held for the account of QIP.

                  (c) Except for the transactions disclosed on Annex B hereto, all of which were effected on the Buenos Aires Stock Exchange in negotiated brokerage transactions, there have been no transactions effected with respect to the Shares since August 20,1998 (60 days prior to the date hereof) by any of the Reporting Persons.

                                                             Page 9  of 12 Pages



                  (d) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                  (e) Not applicable.

         Pursuant to a power of attorney, Consultores Asset Management, S.A. ("Consultores"), an Argentine company which provides investment advice with respect to securities, may be deemed to have certain power to effect transactions in the Shares held by QIP, which power would generally not be exercised without the approval or authorization of SFM LLC. Reference is made to the Schedule 13D, as the same may be amended from time to time, filed by Mr. Eduardo S. Elsztain ("Mr. Elsztain"), the Chairman and majority shareholder of Consultores, for further information concerning Consultores and Shares held by or on behalf of Consultores and Mr. Elsztain.

                                                             Page 10 of 12 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 19, 1998         QUANTUM INDUSTRIAL PARTNERS LDC


                               By:      /s/ Michael C. Neus
                                        ----------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                               QIH MANAGEMENT INVESTOR, L.P.

                               By:      QIH Management, Inc.,
                                        its General Partner


                                        By:  /s/ Michael C. Neus
                                             -------------------------------
                                             Michael C. Neus
                                             Vice President

                              QIH MANAGEMENT, INC.


                              By:       /s/ Michael C. Neus
                                        ----------------------------------------
                                        Michael C. Neus
                                        Vice President

                              SOROS FUND MANAGEMENT LLC


                              By:       /s/ Michael C. Neus
                                        ----------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel

                              GEORGE SOROS


                              By:       /s/ Michael C. Neus
                                        ----------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                              STANLEY F. DRUCKENMILLER


                              By:         /s/ Michael C. Neus
                                          --------------------------------------
                                          Michael C. Neus
                                          Attorney-in-Fact

                                                             Page 11 of 12 Pages

                                     ANNEX A

                  The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC, as well as the number of Shares, if any, held for the account of each:

                                              Number of Shares
                                             ------------------
Scott K. H. Bessent
Walter Burlock
Brian J. Corvese
L. Kevin Dann
Jeffrey L. Feinberg
Arminio Fraga
Gary Gladstein...............................184,540/1/
Ron Hiram
Robert K. Jermain
David N. Kowitz
Alexander C. McAree
Paul McNulty
Gabriel S. Nechamkin
Steven Okin
Lief D. Rosenblatt
Frank Sica
Mark D. Sonnino
Filiberto H. Verticelli
Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

         (a) The consideration used for purchasing the Shares reported above was the personal funds of each of the Managing Directors who purchased such Shares.

         (b) All of the Shares reported above were acquired for investment purposes.

         (c) Each of the Managing Directors (i) holds the Shares reported above as being held for his or her own account, (ii) has the sole power to vote or dispose of such Shares and has the right to receive the dividends from, or proceeds from the sale of, the Shares, and (iii) except for the transactions set forth below, has not effected any transactions in the Shares since August 20, 1998 (60 days prior to the date hereof).

         (d) Except for Mr. Gary Gladstein, who is a member of the Board of Directors of the Issuer, none of the Managing Directors has any contracts, arrangements, understandings or relationships with respect to the Shares.

                  Date of
                  Transaction   Nature     Number of Shares   Price Per Share/2/
                  -----------   ------     ----------------   ------------------

Gary Gladstein    10/09/98      Purchase   184,540/3/         1.10



_________________________

/1/ Excludes an aggregate of 270,000 Shares held by certain of Mr. Gary Gladstein's children.

/2/      In Argentinian Pesos.


/3/ Excludes an aggregate of 270,000 Shares purchased by Mr. Gary Gladstein on October 9, 1998 for 1.10 Argentinian Pesos per Share and immediately gifted to certain of his children.

                                                             Page 12 of 12 Pages



                                     ANNEX B

                   RECENT TRANSACTIONS IN THE COMMON STOCK OF
                             CRESUD S.A.C.I.F. y A.




                        Date of       Nature of    Number of
For the Account of    Transaction    Transaction    Shares    Price Per Share/1/
------------------    -----------    -----------     ------    ----------------

Quantum Industrial     10/09/98         Sell       9,090,909       1.10
Partners LDC








/1/      In Argentinian Pesos.